**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, DC 20549


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**FORM 8-K**

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) **October 4, 2006**


**Petroleum Development Corporation**
(Exact Name of Registrant as Specified in Charter)


| **Nevada** | **0-7246** | **95-2636730** |
|---|---|---|
| (State or Other Jurisdiction | (Commission | (IRS Employer |
| of Incorporation) | File Number) | Identification No.) |


**103 East Main Street; Bridgeport, WV    26330**
(Address of Principal Executive Offices)

Registrant's telephone number, including area code: **304-842-3597**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

no change
(Former Name or Former Address, if Changed Since Last Report)

**Item 8.01.    Other Events**

On October 10-12, 2006, Thomas E. Riley, President of Petroleum Development Corporation ("the Company") will make a presentation at the European Institutional Road Show. The transcript of Mr. Riley's presentation is attached in Exhibit 9.01.

<center>**EXHIBIT INDEX**</center>

**Item 9.01.  Financial Statements and Exhibits.**

(c)  Exhibits.

The Exhibit is filed herewith as Exhibit 99.1 and incorporated herein by reference.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**PETROLEUM DEVELOPMENT CORPORATION**

Date:     October 4, 2006

By:      /s/ Darwin L. Stump
         Darwin L. Stump
         Chief Financial Officer